SURROZEN, INC.

171 Oyster Point Blvd., Suite 400

South San Francisco, California 94080

April 1, 2022	VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

RE:	Surrozen, Inc.

Registration Statement on Form S-1

File No. 333-263923

Acceleration Request

Requested Date:     April 5, 2022

Requested Time:   4:00 p.m. Eastern Time

Ladies and Gentlemen:

Surrozen, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on April 5, 2022 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of John T. McKenna and Nicolas L. Francis of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John T. McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059, or in his absence, Nicolas L. Francis at (415) 693-2205.

[Signature Page Follows]

Very truly yours,

SURROZEN, INC.

By:	/s/ Charles Williams
Name:	Charles Williams
Title:	Chief Financial Officer

cc:	John T. McKenna

Nicolas L. Francis

[Company Signature Page to Acceleration Request]